                                                                    Exhibit 99.1

                                                [DEUTSCHE ASSET MANAGEMENT LOGO]

Press Release
================================================================================

----------------------------------------
FOR IMMEDIATE RELEASE

For additional information
Judith Inosanto 212.326.6746, Media
Patrica m. Rosch 212.336.4812, Investors
----------------------------------------


                  THE KOREA FUND, INC. ANNOUNCES EXPIRATION AND
                      PRELIMINARY RESULTS OF TENDER OFFER

     NEW YORK, NY, February 24, 2004 -- The Korea Fund, Inc. (NYSE: KF) announced today the preliminary results of its tender offer for up to 4,966,590 of its shares of common stock, representing approximately 10% its outstanding shares. The offer expired at 5:00 p.m. Eastern time on Monday, February 23, 2004.

     Based upon current information, approximately 31,319,262 shares of common stock, or approximately 63% of the Fund's common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. Because the number of shares tendered exceeded 4,966,590 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 4,966,590 properly tendered shares will be accepted for payment at a price per share equal to 95% of the net asset value per share as of the day after the expiration date. A final number of shares validly tendered and accepted pursuant to the tender offer will announced at a later date.

     The Fund's manager is Deutsche Investment Management Americas Inc. and is part of Deutsche Asset Management. With more than US $714 billion in assets under management (as of December 31, 2003), Deutsche Asset Management is one of the world's leading investment management organizations, not just in size, but in quality and breadth of investment products, performance and client service. Deutsche Asset Management is geographically divided into three regions -- the Americas, Europe and

Asia Pacific, providing the full range of investment management products across the risk/return spectrum.

     Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several are beyond the control of the Fund. Therefore, the fund cannot predict the trading price of its shares in relation to net asset value.

                                      # # #

Not FDIC Insured. Not Guaranteed. May Lose Value.

Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company.